Consulting Agreement

This Consulting Agreement effective from May 21, 2021, (this “Agreement”), is made and entered into by and among Dear Cashmere Group Holding Company (the “Company”) and Ilustrato Pictures International Inc. (the “Consultant”).

ARTICLE 1

SCOPE OF WORK

1.1                                           Services. The Company has engaged the Consultant to provide services such as but not limited to, free rent in offices at Al Marsa Street 66, 11th Floor, Office 1105, Dubai, free use of in-house accounting, IT and legal teams until December 31, 2023 and such other services as requested by the Company. (Collectively, the “consulting services”).

1.2                            Time and Availability. The Consultant shall be available during the month to provide their services as and when it is required to ensure the continuity of the company and its processes.

1.3                                          Confidentiality. For the Consultant to perform the consulting services, it may be necessary for the Company to provide Consultant with Confidential Information (as defined below) regarding the Company’s business and products. The Company will rely heavily upon Consultant’s integrity and prudent judgment to use this information only in the best interests of the Company.

1.4                                           Standard of Conduct. In rendering consulting services under this Agreement, Consultant shall conform to high professional standards of work and business ethics. Consultant shall not use time, materials, or equipment of the Company without the prior written consent of the Company. In no event shall Consultant take any action or accept any assistance or engage in any activity that would result in any university, governmental body, research institute or other person, entity, or organization acquiring any rights of any nature in theresults of work performed by or for the Company.

1.5                                           Outside Services. Consultant shall not use the service of any other person, entity, or organization in the performance of Consultant’s duties without the prior written consent of an officer of the Company. Should the Company consent to the use by Consultant of the services of any other person, entity, or organization, no information regarding the services to be performed under this Agreement shall be disclosed to that person, entity, or organization until such person, entity, or organization has executed an agreement to protect the confidentiality of the Company’s Confidential Information (as defined in Article 5) and the Company’s absolute and complete ownership of all right, title, and interest in the work performed under this Agreement.

1.6                                           Reports. Consultant shall periodically provide the Company with written reports of his or her observations and conclusions regarding the consulting services. Upon the termination of this Agreement, Consultant shall, upon the request of Company, prepare a final report of Consultant’s activities.

ARTICLE 2

INDEPENDENT CONTRACTOR

2.1                                           Independent Contractor. Consultant is an independent contractor and is not an employee, partner, or co-venturer of, or in any other service relationship with, the Company. The manner in which Consultant’s services are rendered shall be within Consultant’s sole control and discretion. Consultant is not authorized to speak for, represent, or obligate the Company in any manner without the prior express written authorization from an officer of the Company.

2.2                                           Taxes. Consultant shall be responsible for all taxes arising from compensation and other amounts paid under this Agreement and shall be responsible for all payroll taxes and fringe benefits of Consultant’s employees. Neither federal, nor state, nor local income tax, nor payroll tax of any kind, shall be withheld or paid by the Company on behalf of Consultant or his/her employees. Consultant understands that he/she is re-sponsible to pay, according to law, Consultant’s taxes and Consultant shall, when requested by the Company,properly document to the Company that any and all federal and state taxes have been paid.

2.3                                           Benefits. Consultant and Consultant’s employees will not be eligible for, and shall not participate in,any employee pension, health, welfare, or other fringe benefit plan of the Company. No workers' compensation insurance shall be obtained by Company covering Consultant or Consultant’s employees.

ARTICLE 3

COMPENSATION FOR CONSULTING SERVICES

3.1                                           Compensation – 10,000,000 Common Shares of Dear Cashmere Group Holding Company to be issued within three months from the date of this contract.

3.2                                           Reimbursement. The Company agrees to reimburse Consultant for all actual reasonable and necessary expenditures, which are directly related to the consulting services. These expenditures include, but are not limited to, expenses related to travel (i.e., airfare, hotel, temporary housing, meals, parking, taxis, mileage, etc.), telephone calls, and postal expenditures. Expenses incurred by Consultant will be reimbursed by the Company within 15 days from the month end of Consultant’s proper written request for reimbursement.

ARTICLE 4

TERM AND TERMINATION

4.1                                     Term. This Agreement shall be effective as of May 21, 2021, and shall continue in full force until 31st December 2023. The Company and Consultant may negotiate to extend the term of this Agreement and the terms and conditions under which the relationship shall continue.

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4.2                                           Termination. The Company may terminate this Agreement for “Cause,” after giving Consultant written notice of the reason. Cause means: (1) Consultant has breached the provisions of Article 5 or 7 of this Agreement in any respect, or materially breached any other provision of this Agreement and the breachcontinues for 30 days following receipt of a notice from the Company; (2) Consultant has committed fraud, misappropriation, or embezzlement in connection with the Company’ s business; (3) Consultant has beenconvicted of a felony; or (4) Consultant’s use of narcotics, liquor, or illicit drugs has a detrimental effect onthe performance of his or her employment responsibilities, as determined by the Company.

4.3                                           Responsibility upon Termination. Any equipment provided by the Company to the Consultant inconnection with or furtherance of Consultant’s services under this Agreement, including, but not limited to,computers, laptops, and personal management tools, shall, immediately upon the termination of this Agreement, be returned to the Company.

4.4                                           Survival. The provisions of Articles 5, 6, 7, and 8 of this Agreement shall survive the termination ofthis Agreement and remain in full force and effect thereafter.

ARTICLE 5

CONFIDENTIAL INFORMATION

5.1                                           Obligation of Confidentiality. In performing consulting services under this Agreement, Consultant may be exposed to and will be required to use certain “Confidential Information” (as hereinafter defined) of the Company. Consultant agrees that Consultant will not and Consultant’s employees, agents, or representatives will not use, directly or indirectly, such Confidential Information for the benefit of any person, entity, ororganization other than the Company, or disclose such Confidential Information without the written authorization of the President of the Company, either during or after the term of this Agreement, for as long as such information retains the characteristics of Confidential Information.

5.2                                           Definition. “Confidential Information” means information not generally known and proprietary to the Company or to a third party for whom the Company is performing work, including, without limitation, information concerning any patents or trade secrets, confidential or secret designs, processes, formulae, source codes, plans, devices or material, research and development, proprietary software, analysis, techniques, materials, or designs (whether or not patented or patentable), directly or indirectly useful in any aspect of the business of the Company, any vendor names, customer and supplier lists, databases, management systems and sales and marketing plans of the Company, any confidential secret development or research work of the Company, or any other confidential information or proprietary aspects of the business of the Company. All information which Consultant acquires or becomes acquainted with during the period of this Agreement, whether developed by Consultant or by others, which Consultant has a reasonable basis to believe to be Confidential Information, or which is treated by the Company as being Confidential Information, shall be presumed to be Confidential Information.

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5.3                                           Property of the Company. Consultant agrees that all plans, manuals, and specific materials developed by the Consultant on behalf of the Company in connection with services rendered under this Agreement,are and shall remain the exclusive property of the Company. Promptly upon the expiration or termination of this Agreement, or upon the request of the Company, Consultant shall return to the Company all documents and tangible items, including samples, provided to Consultant or created by Consultant for use in connection with services to be rendered hereunder, including, without limitation, all Confidential Information, together with all copies and abstracts thereof.

ARTICLE 6

RIGHTS AND DATA

All drawings, models, designs, formulas, methods, documents, and tangible items prepared for and submitted to the Company by Consultant in connection with the services rendered under this Agreement shall belong exclusively to the Company and shall be deemed to be works made for hire (the “Deliverable Items”). To the extent that any of the Deliverable Items may not, by operation of law, be works made for hire, Consultant hereby assigns to the Company the ownership of copyright or mask work in the Deliverable Items, and the Company shall have the right to obtain and hold in its own name any trademark, copyright, or mask work registration, and any other registrations and similar protection which may be available in the Deliverable Items. Consultant agrees to give the Company or its designees all assistance reasonably required to perfect such rights.

ARTICLE 7

CONFLICT OF INTEREST AND NON-SOLICITATION

7.1      Conflict of Interest. Consultant covenants and agrees not to consult or provide any services in any manner or capacity to a direct competitor of the Company during the duration of this Agreement unless ex- press written authorization to do so is given by the Company’s President. A direct competitor of the Companyfor purposes of this Agreement is defined as any individual, partnership, corporation, and/or other business entity that engages in a similar business.

7.2      Non-Solicitation. Consultant covenants and agrees that during the term of this Agreement, Consultantwill not, directly or indirectly, through an existing corporation, unincorporated business, affiliated party, successor employer, or otherwise, solicit, hire for employment or work with, on a part-time, consulting, advising,or any other basis, other than on behalf of the Company any employee or independent contractor employed bythe Company while Consultant is performing services for the Company.

ARTICLE 8

RIGHT TO INJUNCTIVE RELIEF

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Consultant acknowledges that the terms of Articles 5, 6, and 7 of this Agreement are reasonably necessary to protect the legitimate interests of the Company, are reasonable in scope and duration, and are not unduly restrictive. Consultant further acknowledges that a breach of any of the terms of Articles 5, 6, or 7 of this Agreement will render irreparable harm to the Company, and that a remedy at law for breach of the Agreement is inadequate, and that the Company shall therefore be entitled to seek any and all equitable relief, including, but not limited to, injunctive relief, and to any other remedy that may be available under any applicable law or agreement between the parties. Consultant acknowledges that an award of damages to the Company does not preclude a court from ordering injunctive relief. Both damages and injunctive relief shall be proper modes of relief and are not to be considered as alternative remedies.

ARTICLE 9

GENERAL PROVISIONS

9.1                                           Construction of Terms. If any provision of this Agreement is held unenforceable by a court of competent jurisdiction, that provision shall be severed and shall not affect the validity or enforceability of theremaining provisions.

9.2                                           Governing Law. This Agreement shall be governed by and construed in accordance with the internallaws (and not the laws of conflicts) of the State of Georgia.

9.3                                           Complete Agreement. This Agreement constitutes the complete agreement and sets forth the entire understanding and agreement of the parties as to the subject matter of this Agreement and supersedes all priordiscussions and understandings in respect to the subject of this Agreement, whether written or oral.

9.4                                           Modification. No modification, termination, or attempted waiver of this Agreement, or any provisionthereof, shall be valid unless in writing signed by the party against whom the same is sought to be enforced.

9.5                                           Waiver of Breach. The waiver by a party of a breach of any provision of this Agreement by the otherparty shall not operate or be construed as a waiver of any other or subsequent breach by the party in breach.

9.6                                           Successors and Assigns. This Agreement may not be assigned by either party without the prior written consent of the other party; provided, however, that the Agreement shall be assignable by the Company without Consultant’s consent in the event the Company is acquired by or merged into another corporation or business entity. The benefits and obligations of this Agreement shall be binding upon and inure to the parties hereto, their successors and assigns.

9.7                                           No Conflict. Consultant warrants that Consultant has not previously assumed any obligations inconsistent with those undertaken by Consultant under this Agreement.

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IN WITNESS WHEREOF, this Agreement is executed as of the date set forth above.

[COMPANY]	[CONSULTANT]

/s/ James Gibbons	/s/ Nicolas Link
Signed:	Signed:

By: James Gibbons	By: Nicolas Link, CEO

Its: CEO	Its: Consultant

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